Exhibit 12-a
ADC Telecommunications
Ratio of Earnings to Fixed Charges
Instructions to Paragraph 503(d) — SEC Handbook

	Fiscal Year Ended October 31
	2006	2005	2004	2003	2002

Earnings
Income (loss) before income taxes	$56.5	$104.8	$33.6	$(74.1)	$(718.0)

ADD
+ Adjustment for minority interests in consolidated subsidiaries	1.1	0.9	0.3	—	—
+ Income or loss from equity investees	(0.5)	—	—	—	2.6
+ Fixed Charges	20.1	15.0	14.7	7.2	9.7
+ Distributed income of equity investees	—	—	—	—	—
+ ADC’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Sub-total	77.2	120.7	48.6	(66.9)	(705.7)

SUBTRACT
- Interest Capitalized	—	—	—	—	—
- Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
- Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1.1)	(0.9)	(0.3)	—	—

Sub-total	(1.1)	(0.9)	(0.3)	—	—

Total Earnings	$76.1	$119.8	$48.3	$(66.9)	$(705.7)

Fixed Charges
Interest Expensed	$15.8	$11.2	$8.8	$3.6	$2.4
Interest Capitalized	—	—	—	—	—
Amortized premiums, discounts & capitalized expenses related to indebtedness	1.5	1.5	1.6	0.6	—
Interest Within Rental Expense	2.8	2.3	4.3	3.0	7.3
Preference Security Dividend Requirements	—	—	—	—	—

Total Fixed Charges	$20.1	$15.0	$14.7	$7.2	$9.7

Ratio of Earnings to Fixed Charges	3.8	8.0	3.3	(9.3)	(72.8)
Deficiency of Earnings to Fixed Charges				74.1	715.4